UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electromed, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

285409108

(CUSIP Number)

Stephen H. Craney

25340 Sandpiper Lane

Winona, Minnesota 55987

(507) 458-5234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 285409108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Stephen H. Craney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 551,901
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 551,901
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) The percentage is based upon 8,353,584 shares of common stock, par value $0.01 per share, outstanding as of November 9, 2018, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2018.

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

2 of 5

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on June 10, 2014 (the “Initial 13D” and, together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Electromed, Inc., a Minnesota corporation (the “Issuer”). Capitalized terms used by not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D. This Amendment No. 1 is being filed with the SEC to report, among other things, the acquisition of shares of Common Stock reported herein that resulted in a greater than 1% increase in beneficial ownership of the Reporting Person in the Issuer.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby supplementally amended as follows:

Since the Initial 13D, the Reporting Person acquired (i) 15,183 shares of Common Stock in the form of restricted stock awards pursuant to the Issuer’s 2014 Stock Incentive Plan (the “2014 Plan”) and the Issuer’s 2017 Omnibus Incentive Plan (the “2017 Plan” and together with the 2014 Plan, the “Plans”) in connection with his service on the Board of Directors of the Issuer (the “Board”), and (ii) 70,988 shares of Common Stock in open market purchases in the aggregate amount of approximately $209,307.54 at purchase prices per share ranging from $2.25 to $4.65. The Reporting Person undertakes to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares purchased at each separate price.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplementally amended as follows:

This Amendment No. 1 is being filed with the SEC to report the acquisition of shares of Common Stock by the Reporting Person pursuant to the Plans in connection with his service on the Board and through certain open market purchases since the Initial 13D. Except as set forth herein, including but not limited to his service as a member of the Board, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to determine in the future whether to adopt plans or proposals of the type specified in the previous sentence.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 551,901 shares of Common Stock.

(c)	On December 1, 2018, the Reporting Person acquired 2,000 shares of Common Stock in the form of a restricted stock award under the 2017 Plan in connection with his service on the Board. Other than this acquisition, the Reporting Person has not engaged in any other transactions in the Issuer’s securities during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended and restated in its entirety as follows:

3 of 5

The Reporting Person is a member of the Board and, accordingly, may have the ability to effect and influence control of the Issuer.

Other than the relationship described in this Item 6, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description	Method of Filing
10.1	Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed November 25, 2014).	Incorporated by Reference
10.2	Form of Restricted Stock Agreement under the Electromed, Inc. 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed November 25, 2014).	Incorporated by Reference
10.3	Electromed, Inc. 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 (file no. 333-221895)).	Incorporated by Reference
10.4	Form of Restricted Stock Agreement (Non-Employee Directors) under the 2017 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed September 25, 2018).	Incorporated by Reference

4 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2018	/s/ Stephen H. Craney
	Stephen	H. Craney

Attention: Intentional misstatements or omissions of fact
constitute Federal Criminal violations (See 18 U.S.C. 1001)

5 of 5